SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 27 April 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

Top of page 1
BP p.l.c. Group results First quarter 2010
L
ondon 27 April 2010
FOR IMMEDIATE RELEASE

				First
	First	Fourth	First	quarter
	quarter	quarter	quarter	2010 vs
	2010	2009	2009	2009
$ million
Profit for the period (a)	6,079	4,295	2,562
Inventory holding (gains) losses, net of tax	(481)	(848)	(175)
Replacement cost profit	5,598	3,447	2,387	135%

- per ordinary share (cents)	29.82	18.38	12.75	134%
- per ADS (dollars)	1.79	1.10	0.77

·
BP's first-quarter replacement cost profit was $5,598 million, compared with $2,387 million a year ago, an increase of 135%.

·
Non-operating items and fair value accounting effects for the first quarter had a net $49 million unfavourable impact compared with a net $
194
million unfavourable impact in the first quarter of 2009.

·
Finance costs and net finance income or expense relating to pensions and other post-retirement benefits were $228 million for the first quarter, compared with $
368
million for the same period last year.

·
The effective tax rate on replacement cost profit for the first quarter was 34%, compared with 37.5% a year ago.

·
Net cash provided by operating activities for the first quarter was $7.7 billion, compared with $5.6 billion a year ago.

·
Net debt at the end of the first quarter was $25.2 billion. The ratio of net debt to net debt plus equity was 19% compared with 23% a year ago.

·
Cash costs
(b)
for the first quarter were slightly lower than a year ago despite adverse foreign exchange and fuel cost effects.

·
Total capital expenditure, including acquisitions and asset exchanges, for the first quarter was $4.7 billion. Organic capital expenditure
(c)
in the first quarter was $3.8 billion. Disposal proceeds were $0.1 billion for the first quarter. For 2010 as a whole, we continue to expect organic capital expenditure of around $20 billion and disposal proceeds of $2-3 billion.

·
The quarterly dividend, to be paid on 21 June 2010, is 14 cents per share ($0.84 per ADS), the same as a year ago. The corresponding amount in sterling will be announced on 8 June 2010. A scrip dividend alternative is available, allowing shareholders to elect to receive their dividend in the form of new ordinary shares and ADS holders in the form of new ADSs. Details of the scrip dividend programme are available at www.bp.com/scrip.

(a)	Profit attributable to BP shareholders.
(b)
Cash costs are a subset of production and manufacturing expenses plus distribution and administration expenses. They represent the substantial majority of the expenses in these line items but exclude associated non-operating items and certain costs that are variable, primarily with volumes (such as freight costs). They are the principal operating and overhead costs that management considers to be most directly under their control although they include certain foreign exchange and commodity price effects.

(c)	Organic capital expenditure excludes acquisitions and asset exchanges and the accounting for our transaction with Value Creation Inc. (see page 13).

The commentaries above and following are based on replacement cost profit and should be read in conjunction with the cautionary statement on page 8.

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Analysis of replacement cost profit before interest and tax and reconciliation to profit for the period

	First	Fourth	First
	quarter	quarter	quarter
	2010	2009	2009
$ million
Exploration and Production	8,292	8,505	4,320
Refining and Marketing	729	(1,943)	1,090
Other businesses and corporate	(328)	(392)	(761)
Consolidation adjustment	208	(492)	(405)
RC profit before interest and tax (a)	8,901	5,678	4,244

Finance costs and net finance income or expense relating
to pensions and other post-retirement benefits	(228)	(302)	(368)
Taxation on a replacement cost basis	(2,966)	(1,846)	(1,454)
Minority interest	(109)	(83)	(35)
Replacement cost profit attributable to BP shareholders	5,598	3,447	2,387

Inventory holding gains (losses)	705	1,256	254
Taxation (charge) credit on inventory holding gains and losses	(224)	(408)	(79)
Profit for the period attributable to BP shareholders	6,079	4,295	2,562

(a)	Replacement cost profit reflects the replacement cost of supplies. For further information see page 14.

Total of non-operating items and fair value accounting effects
(a)(b)

	First	Fourth	First
	quarter	quarter	quarter
	2010	2009	2009
$ million
Exploration and Production	104	1,422	469
Refining and Marketing	(60)	(1,958)	(459)
Other businesses and corporate	(118)	(65)	(321)
	(74)	(601)	(311)
Taxation credit (charge) (c)	25	(336)	117
	(49)	(937)	(194)

(a)	An analysis of non-operating items by type is provided on page 15 and an analysis by region is shown on pages 5, 7 and 8.
(b)	Information on fair value accounting effects is non-GAAP. For further details, see page 16.
(c)
Tax is calculated using the quarter's effective tax rate on replacement cost profit, except in the case of a goodwill impairment in Refining and Marketing in the fourth quarter of 2009 where no tax credit was calculated because this item is not tax deductible
.

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Per share amounts

	First	Fourth	First
	quarter	quarter	quarter
	2010	2009	2009
Per ordinary share (cents) (a)
Profit for the period	32.39	22.90	13.69
RC profit for the period	29.82	18.38	12.75

Per ADS (dollars) (a)
Profit for the period	1.94	1.37	0.82
RC profit for the period	1.79	1.10	0.77

(a)	See Note 4 on page 20 for details of the calculation of earnings per share.

Net debt ratio - net debt: net debt + equity

	First	Fourth	First
	quarter	quarter	quarter
	2010	2009	2009
$ million
Gross debt	32,153	34,627	34,698
Less: fair value asset (liability) of hedges related to finance debt	152	127	(323)
	32,001	34,500	35,021
Cash and cash equivalents	6,841	8,339	8,360
Net debt	25,160	26,161	26,661
Equity	104,978	102,113	91,179
Net debt ratio	19%	20%	23%

Net debt and net debt ratio are non-GAAP measures.
Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt, for which hedge accounting is claimed. The derivatives are reported on the balance sheet within the headings 'Derivative financial instruments'.
We believe that net debt and net debt ratio provide useful information to investors. Net debt enables investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. The net debt ratio enables investors to see how significant net debt is relative to equity from shareholders.

Dividends

Dividends Payable

BP today announced a dividend of 14 cents per ordinary share to be paid in June.
The corresponding amount in sterling will be announced on 8 June 2010, and calculated from the average of the market exchange rates for the four dealing days commencing on 2 June 2010.
Holders of American Depositary Shares (ADSs) will receive $0.84 per ADS. The dividend is payable on 21 June 2010 to shareholders and ADS holders on the register on 7 May 2010.
A scrip dividend alternative is available, allowing shareholders to elect to receive their dividend in the form of new ordinary shares and ADS holders in the form of new ADSs. Details of the scrip dividend programme including the first quarter interim dividend and timetable are available at www.bp.com/scrip.

Dividends Paid	First	Fourth	First
	quarter	quarter	quarter
	2010	2009	2009

Dividends paid per ordinary share
cents	14.000	14.000	14.000
pence	8.679	8.512	9.818
Dividends paid per ADS (cents)	84.00	84.00	84.00

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Exploration and Production

	First	Fourth	First
	quarter	quarter	quarter
	2010	2009	2009
$ million
Profit before interest and tax (a)	8,316	8,664	4,286
Inventory holding (gains) losses	(24)	(159)	34
Replacement cost profit before interest and tax	8,292	8,505	4,320

By region
US	2,762	2,517	1,143
Non-US	5,530	5,988	3,177
	8,292	8,505	4,320

(a)	Includes profit after interest and tax of equity-accounted entities.

The replacement cost profit before interest and tax for the first quarter was $8,292 million, an increase of 92% compared with the first quarter of 2009. This increase was primarily due to higher realizations and higher earnings from equity-accounted entities (mainly TNK-BP), partly offset by a lower contribution from the gas marketing and trading business, higher production taxes and higher depreciation. After adjusting for restructuring costs, unit production costs were 3% lower than a year ago.

The net non-operating gain of $41 million in the first quarter primarily relates to fair value gains on embedded derivatives, partly offset by restructuring costs. The corresponding quarter in 2009 included a net non-operating gain of $311 million. Additionally, in the first quarter, fair value accounting effects had a favourable impact of $63 million compared with a favourable impact of $158 million a year ago.

Production for the quarter was 4,010mboe/d, broadly flat with the first quarter of 2009 reflecting continued strong operational performance. After adjusting for entitlement impacts in our production-sharing agreements (PSAs) production was 1% higher. As previously indicated, we expect production in 2010 to be slightly lower than in 2009. The actual outcome will depend on a number of factors including the oil price and its impact on PSAs and OPEC quota restrictions. In the second quarter, we expect a normal seasonal turnaround effect of around 100mboe/d. These turnaround activities are planned for some of our higher-margin areas including the North Sea and the Gulf of Mexico, where activity is currently under way at Thunder Horse. This will impact costs and margins as well as volumes.

Two major projects started up during the first quarter. In the ultra-deepwater Gulf of Mexico, first oil was achieved from the Great White field (BP 33.3%). In Canada, the Noel major project commenced exporting and selling gas.

During the quarter, we announced that BP will pay Devon Energy $7.0 billion for assets in Brazil, Azerbaijan and the US deepwater Gulf of Mexico. These include ten exploration blocks in Brazil; a major portfolio of deepwater exploration acreage and prospects in the US Gulf of Mexico; and an interest in the ACG development in the Caspian Sea. Completion of certain of these transfers is subject to regulatory approvals and other third-party consents. In addition, BP will sell to Devon Energy a 50% stake in our Kirby oil sands interests in Alberta, Canada, for $500 million. The parties have agreed to form a 50:50 joint venture, operated by Devon, to pursue the development of Kirby. Devon will commit to fund an additional $150 million of capital costs on BP's behalf.

Also during the quarter, BP and Value Creation Inc. (VCI) of Calgary agreed to form a partnership to explore and develop the Terre de Grace oil sands acreage, in the Athabasca region of Alberta, Canada, using in-situ techniques. BP will hold a 75% interest and VCI a 25% interest in a newly formed partnership. BP has agreed to pay $900 million for the interest with $500 million paid in cash at closing.

Furthermore, on behalf of our partners, BP announced the first major contracts to support the expansion of production from the Rumaila field in southern Iraq (BP has a 38% working interest).

After the end of the quarter, BP agreed with Total to acquire its 15.7% interest in Valhall and its 25% interest in Hod, both fields located in the southern part of the Norwegian continental shelf, for the sum of $991 million to be paid in cash. The agreement will deepen BP's position as operator by giving BP a 43.8% interest in Valhall and 50% in Hod, subject to third-party consents and government approval. The deal has an effective date of 1 January 2010.

On 20 April 2010, the semi-submersible drilling rig Deepwater Horizon owned and operated by Transocean Limited caught fire in the US Gulf of Mexico and subsequently sank. The rig was drilling an exploration well on a BP deepwater lease. BP is committed to doing everything in its power to contain the environmental consequences of the incident.

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Exploration and Production

	First	Fourth	First
	quarter	quarter	quarter
	2010	2009	2009
$ million
Non-operating items
US	(62)	21	71
Non-US	103	955	240
	41	976	311
Fair value accounting effects (a)
US	81	218	208
Non-US	(18)	228	(50)
	63	446	158
Exploration expense
US	69	149	44
Non-US	51	123	75
	120	272	119
Production (net of royalties) (b)
Liquids (mb/d) (net of royalties) (c)
US	665	687	643
Europe	215	219	212
Russia	849	852	822
Rest of World	798	819	827
	2,527	2,577	2,504
Natural gas (mmcf/d) (net of royalties)
US	2,221	2,313	2,335
Europe	599	583	838
Russia	673	654	642
Rest of World	5,107	5,018	4,952
	8,600	8,568	8,767
Total hydrocarbons (mboe/d) (d)
US	1,048	1,086	1,046
Europe	318	320	357
Russia	965	965	933
Rest of World	1,679	1,683	1,680
	4,010	4,054	4,016
Average realizations (e)
Total liquids ($/bbl)	71.86	68.02	41.26
Natural gas ($/mcf)	4.26	3.68	3.63
Total hydrocarbons ($/boe)	49.16	45.83	31.40

(a)	These effects represent the favourable (unfavourable) impact relative to management's measure of performance. Further information on fair value accounting effects is provided on page 16.
(b)	Includes BP's share of production of equity-accounted entities.
(c)	Crude oil and natural gas liquids.
(d)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
(e)	Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.
Because of rounding, some totals may not agree exactly with the sum of their component parts.

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Refining and Marketing

	First	Fourth	First
	quarter	quarter	quarter
	2010	2009	2009
$ million
Profit (loss) before interest and tax (a)	1,408	(869)	1,417
Inventory holding (gains) losses	(679)	(1,074)	(327)
Replacement cost profit (loss) before interest and tax	729	(1,943)	1,090

By region
US	(63)	(2,331)	308
Non-US	792	388	782
	729	(1,943)	1,090

(a)	Includes profit after interest and tax of equity-accounted entities.

The replacement cost profit before interest and tax for the first quarter was $729 million, compared with $1,090 million for the same period last year.

The first quarter's result included a net non-operating charge of $70 million compared with a net charge of $350 million a year ago. Fair value accounting effects had a favourable impact of $10 million in the first quarter compared with an unfavourable impact of $109 million in the first quarter of 2009.

Compared with a year ago, the result reflected a significantly weaker supply and trading contribution in contrast to the particularly strong contribution in the first quarter of last year. The result was also impacted by a weaker refining environment, with the indicator margin at around half the level of the same period in 2009, and marketing margins for some products compressed by rising crude prices. These factors were partially offset by operational improvements and further cost efficiencies in the fuels value chains, and continued strong performance in the international businesses. In addition, BP's actual refining margins fell by less than the indicator would suggest as a result of BP's highly upgraded refining portfolio.

In the fuels value chains, Solomon refining availability was up by three percentage points year on year to 95.3%, the highest level since 2004. Refining throughput increased by over 8% compared with the same quarter last year and by over 5% compared with the previous quarter, principally driven by increased throughputs in our US refineries.

In the international businesses, our petrochemicals business had a particularly strong quarter with production volumes up almost 40% compared with the same period last year and 12% on the previous quarter.

In February, BP announced that it had received an offer from Delek Europe B.V. for the retail fuels and convenience business and selected fuels terminals in France. As a result, BP has agreed a period of exclusivity with Delek Europe B.V. to negotiate the terms for the sale and to allow consultation with the relevant works councils. Any transaction will be subject to regulatory approval and is expected to include a BP brand licence agreement.

In March, BP announced that in sub-Saharan Africa it intends to sell its marketing businesses in Namibia, Malawi, Tanzania, Zambia and Botswana and focus its fuel marketing activities on South Africa and Mozambique.

There has been some improvement in refining margins in the early part of the second quarter although we expect opportunities for further improvement to be limited. BP's refinery turnaround activities are expected to be higher in the second quarter than in the first. Continued low market volatility would limit the supply and trading contribution in the quarter. In the international businesses, we expect the current petrochemicals margins to come under some pressure as new capacity comes onstream.

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Refining and Marketing

	First	Fourth	First
	quarter	quarter	quarter
	2010	2009	2009
$ million
Non-operating items
US	(3)	(1,697)	(134)
Non-US	(67)	(149)	(216)
	(70)	(1,846)	(350)
Fair value accounting effects (a)
US	16	(9)	65
Non-US	(6)	(103)	(174)
	10	(112)	(109)
Refinery throughputs (mb/d)
US	1,366	1,289	1,164
Europe	780	722	783
Rest of World	282	292	299
Total throughput	2,428	2,303	2,246
Refining availability (%) (b)	95.3	94.4	92.3
Sales volumes (mb/d) (c)
Marketing sales by region
US	1,418	1,426	1,402
Europe	1,428	1,507	1,529
Rest of World	629	651	617
Total marketing sales	3,475	3,584	3,548
Trading/supply sales	2,622	2,390	2,312
Total refined product sales	6,097	5,974	5,860

Global Indicator Refining Margin (GIM) ($/bbl) (d)
US Gulf Coast	3.50	1.75	6.69
US Midwest	1.86	1.22	7.03
US West Coast	3.32	1.68	9.96
North West Europe	4.29	2.69	4.67
Mediterranean	3.11	0.79	3.56
Singapore	0.97	(1.47)	2.51
BP Average GIM	3.08	1.49	6.20
Chemicals production (kte)
US	940	841	713
Europe	981	828	788
Rest of World	1,887	1,727	1,244
Total production	3,808	3,396	2,745

(a)	These effects represent the favourable (unfavourable) impact relative to management's measure of performance. Further information on fair value accounting effects is provided on page 16.
(b)
Refining availability represents Solomon Associates' operational availability, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all planned mechanical, process and regulatory maintenance downtime.

(c)	Does not include volumes relating to crude oil.
(d)
The Global Indicator Refining Margin (GIM) is the average of regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP's particular refinery configurations and crude and product slate.

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Other businesses and corporate

	First	Fourth	First
	quarter	quarter	quarter
	2010	2009	2009
$ million
Profit (loss) before interest and tax (a)	(326)	(369)	(800)
Inventory holding (gains) losses	(2)	(23)	39
Replacement cost profit (loss) before interest and tax	(328)	(392)	(761)

By region
US	(231)	(141)	(279)
Non-US	(97)	(251)	(482)
	(328)	(392)	(761)
Results include
Non-operating items
US	(106)	14	(116)
Non-US	(12)	(79)	(205)
	(118)	(65)	(321)

(a)	Includes profit after interest and tax of equity-accounted entities.

Other businesses and corporate comprises the Alternative Energy business, Shipping, the group's aluminium asset, Treasury (which includes interest income on the group's cash and cash equivalents), and corporate activities worldwide.

The replacement cost loss before interest and tax for the first quarter was $328 million, compared with a loss of $761 million a year ago. The net non-operating charge for the first quarter was $118 million, compared with a net charge of $321 million a year ago. In addition, there were favourable foreign exchange effects and lower costs, and improved margins in Alternative Energy.

In Alternative Energy, our solar business achieved sales of 54MW in the first quarter. In March,
BP Solar announced the closure of manufacturing at its Frederick facility, in Maryland, US, as it moves its manufacturing to lower-cost locations. BP Solar will maintain its US presence in sales and marketing, research and technology, project development, and key business support activities.

In our US wind business, construction has commenced at the 125MW Goshen North wind farm (BP 50%) in Bonneville County, Idaho.

BP's net wind generation capacity
(b)
at the end of the first quarter was 711MW (1,237MW gross), compared with 678MW (1,113MW gross) at the end of the same period a year ago.
(b)
Net wind capacity is the sum of the rated capacities of the assets/turbines that have entered into commercial operation, including BP's share of equity-accounted entities. The gross data is the equivalent capacity on a gross-JV basis, which includes 100% of the capacity of equity-accounted entities where BP has partial ownership.

Cautionary statement regarding forward-looking statements: The foregoing discussion contains forward-looking statements particularly those regarding production and quarterly phasing of production, second quarter seasonal turn-around effect and its impact on costs, margins and volumes; refining and petrochemical margins; refinery turnaround activities; expected supply and trading contribution in the second quarter; dividend and optional scrip dividend. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors including the timing of bringing new fields onstream; future levels of industry product supply; demand and pricing; OPEC quota restrictions; PSA effects; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed in this Announcement. For more information you should refer to our Annual Report and Accounts 2009 and our 2009 Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  27 April 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary